Exhibit (a)(1)(iii)
Supplement to Conseco, Inc.
Offer to Purchase dated October 15, 2009
Supplement Date: October 30, 2009
     Conseco, Inc. (the “Company,” “Conseco,” “we” or “us”) hereby amends and supplements its offer to purchase for cash any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”), upon the terms and conditions set forth in the Offer to Purchase, dated October 15, 2009 (as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). We refer to our offer to purchase the Debentures as the “Offer.” Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The Offer to Purchase is hereby revised as follows:
Important Information
     The first sentence of the third paragraph under the heading “Important Information” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer (if any of the conditions listed in “The Offer—Conditions to the Offer” occur, or the occurrence thereof has not been waived by us in our sole discretion).”
Summary Term Sheet
     The first sentence in the row entitled “Extensions; Waivers and Amendments; Termination” under the heading Summary Term Sheet is deleted in its entirety and replaced with the following text: “Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer (if any of the conditions listed in “The Offer—Conditions to the Offer” occur, or the occurrence thereof has not been waived by us in our sole discretion).”
Summary Historical Consolidated Financial Data
     The Offer to Purchase is hereby amended and supplemented by inserting the following disclosure after the section entitled “About the Company”:
     The following table sets forth summary financial data for Conseco, Inc. as of and for the six months ended June 30, 2009 and 2008, and as of and for the years ended December 31, 2008, 2007 and 2006. We derived the historical financial data as of June 30, 2009 and 2008 and for the six-month periods ended June 30, 2009 and 2008 from our unaudited interim consolidated financial statements incorporated by reference herein which, in the opinion of our management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. Historical results are not necessarily indicative of future performance. The data should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this Offer to Purchase.

     We have prepared the summary financial data, other than statutory data, in conformity with generally accepted accounting principles (“GAAP”). We have derived the statutory data from the statements filed by our insurance subsidiaries with regulatory authorities and have prepared the statutory data in accordance with statutory accounting practices, which vary in certain respects from GAAP.

Six Months Ended
June 30,	Year Ended December 31,
2009	2008	2008	2007	2006
(amounts in millions, except per share data)
Statement of Operations Data(a)
Insurance policy income	$1,574.1	$1,615.1	$3,253.6	$2,895.7	$2,696.4
Net investment income	608.1	574.3	1,178.8	1,369.8	1,350.8
Net realized investment gains (losses)	(23.2)	(76.1)	(262.4)	(158.0)	(46.6)
Total revenues	2,165.1	2,122.2	4,189.7	4,131.3	4,019.8
Interest expense	55.9	55.9	106.5	125.3	81.0
Total benefits and expenses	2,073.3	2,118.0	4,186.0	4,149.3	3,860.6
Income (loss) before income taxes, minority interest, discontinued operations and cumulative effect of accounting change	91.8	4.2	3.7	(18.0)	159.2
Income tax expense	39.7	302.1	413.3	61.1	58.3
Income (loss) before discontinued operations	52.1	(297.9)	(409.6)	(79.1)	100.9
Discontinued operations, net of income taxes	—	(197.8)	(722.7)	(105.9)	.3
Net income (loss)	52.1	(495.7)	(1,132.3)	(185.0)	101.2
Preferred stock dividends	—	—	—	14.1	38.0
Net income (loss) applicable to common stock	52.1	(495.7)	(1,132.3)	(199.1)	63.2
Per Share Data
Income (loss) before discontinued operations, basic	$.28	$(1.61)	$(2.22)	$(.54)	$.42
Income (loss) before discontinued operations, diluted	$.28	$(1.61)	(2.22)	(.54)	.41
Net income, basic	$.28	$(2.68)	(6.13)	(1.15)	.42
Net income, diluted	$.28	$(2.68)	(6.13)	(1.15)	.41
Book value per common share outstanding	$13.06	$18.38	8.82	23.03	26.64
Weighted average shares outstanding for basic earnings	184.8	184.7	184.7	173.4	151.7
Weighted average shares outstanding for diluted earnings	185.0	184.7	184.7	173.4	152.5
Shares outstanding at period-end	184.9	184.7	184.8	184.7	152.2
Balance Sheet Data — at Period End(a)
Total investments	$20,014.9	$20,576.0	$18,647.5	$21,324.5	$23,768.8
Total assets	29,433.5	33,001.5	28,763.3	33,961.5	33,580.2
Corporate notes payable	1,259.3	1,167.9	1,311.5	1,167.6	966.4
Total liabilities	27,018.5	29,605.8	27,133.3	29,709.2	28,858.6
Shareholders’ equity	2,415.0	3,395.7	1,630.0	4,252.3	4,721.6
Statutory Data — at Period End(b)
Statutory capital and surplus	$1,254.0	$1,310.2	$1,311.5	$1,336.2	$1,554.5
Asset valuation reserve (“AVR”)	24.9	155.7	55.0	161.3	179.1
Total statutory capital and surplus and AVR	1,278.9	1,465.9	1,366.5	1,497.5	1,733.6
Other Data
Ratio of earnings to fixed charges	1.40	x	1.02	x	1.01	x	(c	)	1.31	x

(a)	Our financial condition and results of operations have been significantly affected during the periods presented by our discontinued operations. Please refer to the notes to the consolidated financial statements incorporated herein by reference.

(b)	We have derived the statutory data from statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with statutory accounting principles, which vary in certain respects from GAAP, and include amounts related to our discontinued operations in the first six months of 2008, and the years ended December 31, 2007 and 2006.

(c)	For such ratio earnings were $18.0 million less than fixed charges.

Forward-Looking Statements
     The last sentence of the last paragraph under the heading “Forward-Looking Statements” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Except as required by law, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.”
Concurrent Transactions
     The first paragraph under the heading “Concurrent Transactions—Private Placement of New Debentures” in the Offer to Purchase is hereby amended to add the following text as the final sentence of such paragraph: “We have been informed by the initial purchaser that four investment funds managed by Paulson & Co. Inc. have entered into agreements with the initial purchaser to purchase up to a total of $200.0 million aggregate principal amount of the New Debentures.”
The Offer
     The last paragraph under the heading “The Offer—Principal Terms of the Offer” in the Offer to Purchase is deleted in its entirety.
     The first sentence of the fourth paragraph under the heading “The Offer—Principal Terms of the Offer” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer (if any of the conditions listed in “The Offer—Conditions to the Offer” occur, or the occurrence thereof has not been waived by us in our sole discretion).”
     The third paragraph under the heading “The Offer—Acceptance of Debentures; Payment for Debentures” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Valid tenders of Debentures pursuant to the Offer by any holder in any principal amount will be accepted.”
     The lead-in to the second paragraph under the heading “The Offer—Conditions to the Offer” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Notwithstanding any other provision of the Offer, we may amend the Offer or postpone the acceptance for purchase of and payment for, Debentures tendered, subject to the applicable rules under the Exchange Act. We may terminate the Offer if any of the following have occurred and the occurrence thereof has not been waived by us in our sole discretion:”
Expiration Date; Extension; Waivers and Amendments; Termination
     The second paragraph under the heading “Expiration Date; Extension; Waivers and Amendments; Termination” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “Subject to applicable law, we reserve the right to (1) extend the Offer; (2) waive any and all conditions to, or amend, the Offer in any respect; or (3) terminate the Offer (if any of the conditions listed in “The Offer—Conditions to the Offer” occur, or the occurrence thereof has not been waived by us in our sole discretion), in each case as described in more detail below.”
     The first sentence in the first paragraph under the heading “Expiration Date; Extension; Waivers and Amendments; Termination—Termination” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “We further reserve the right to terminate the Offer, if any conditions applicable to the Offer set out under “The Offer—Conditions to the Offer” have not been satisfied or waived by us.”
Certain United States Federal Income Tax Considerations
     The first paragraph under the heading “Certain United States Federal Income Tax Considerations” in the Offer to Purchase is deleted in its entirety.
Where You Can Find Additional Information
     The lead-in to the third paragraph under the heading “Where You Can Find Additional Information” in the Offer to Purchase is deleted in its entirety and replaced with the following text: “In this document, we “incorporate by reference” the information that we file with the Commission, which means that we are disclosing important information to you by referring you to a document we filed with the Commission. We are not, however, incorporating any documents or information that has been deemed furnished and not filed in accordance with Commission rules. The information incorporated by reference is considered to be a part of this Offer to Purchase. We will amend the Offer Documents to disclose material changes to the information published, sent or given to holders of the Debentures, to the extent required by law. We incorporate by reference the documents listed below:”